Sit Investment Associates
Mutual Funds Newsletter
Summer 2014

Uncertainty Ahead for Markets?

Stock and bond markets continued to show strength in 2014, with the S&P 500® Index and the Dow Jones Industrial Average — two proxies for the U.S. stock market — reaching new all-time highs in the first half of the year. Bond markets, both taxable and municipal, posted positive returns for the first two quarters, as interest rates remain near historically low levels. While we believe the economy will maintain its subpar recovery, volatility within the markets, which has been notably absent for some time, may reappear if factors such as rising interest rates and political unrest shake investors' confidence. Avoiding the emotion-driven portfolio trades that can befall investors in times of market stress can be accomplished by regularly reviewing individual financial situations and goals.

The Federal Reserve has instituted five quantative easing (QE) programs meant to stimulate the economy since 2009, but these programs have also acted as a propellant in driving the stock market higher. The main beneficiaries have been stocks with lower-quality characteristics such as higher price-to-earnings ratios, smaller market capitalizations and less healthy balance sheets, as investors have viewed the Fed's programs as a safety net for the economy. In October, the Fed will discontinue a portion of QE by stopping some purchases of Treasuries and mortgage-backed securities. As these purchases have artificially held interest rates down, we expect some reversal in that trend after they are discontinued. Moreover, the Fed has stated it will begin actively raising rates in 2015, which should add to a rising-rate trend and, as witnessed last year, investor speculation regarding the Federal Reserve's exit strategy can cause volatility in bond markets, but it may also affect stocks as well.

Fixed income investments are negatively impacted by rising rates because bond prices fall when rates rise, and the existing environment of very low current yields may exacerbate this problem. A bond's return is comprised of income as well as price movement. The very low levels of income being paid today means it will not take a significant drop in prices to create losses for bond holdings. After years of mainly positive returns for fixed income investments, there is potential for low or negative returns in bonds going forward.

Globally, other central banks such as those in Japan, China and Europe have been using significant measures to stimulate or maintain their economies' growth as well. Unwinding all of those efforts may lead to unwanted consequences down the road. Additionally, political unrest in Ukraine and the Middle East will continue to complicate the market outlook.

Changing market conditions and uncertainties can create investor apprehension or indecisiveness when deciding how to adjust an investment portfolio in response to these various issues. However, it is important to remember that markets have always faced uncertainties or unexpected events, such as the downgrade of U.S. debt in 2011 or the flash crash in 2010, when the Dow Jones Industrial Average dropped 1,000 points within a few minutes. While it is difficult to predict exactly when and how much markets will move in response to certain economic changes and unexpected events, it is not as difficult to prepare and respond.

Investors should regularly examine their portfolios not only within the context of current market conditions, but also in reference to their goals, risk tolerance, and time horizon. Analyzing current market conditions and past events can help investors appropriately reconsider their investment allocation and better gauge their risk tolerance over time. Periodic rebalancing, while not a guarantee of positive returns, will assist with an automatic "buy low, sell high" investment method. Combined with a regular revisiting of goals and ever-changing time horizons, investors should feel more confident about achieving their goals and weathering unexpected events.

In Sit tax-exempt portfolios, we are focusing on sectors and securities that provide higher levels of income and we will modestly shorten duration in anticipation of slightly higher rates. Likewise for taxable fixed income portfolios, we are positioning portfolios more defensively by underweighting Treasuries and overweighting securities that benefit from rising interest rates.

Sit equity strategies remain well-diversified and focused on high-quality companies with strong sales, cash generation and earnings growth. As the economy moves through the mature stage of growth, we favor sectors such as energy, materials and electronic technology which tend to perform well during this phase of the economic cycle.

Please call an Investor Services Representative at 800-332-5580 with questions or to review your current Sit Funds holdings.

Information about the Sit Mutual Funds annual shareholder luncheon on back page!

Investment Outlook and Strategy Summary ***by Roger J. Sit - Chairman and President***



The U.S. economy is stalled between the early and maturing growth phases of recovery.

The latest estimate of first quarter 2014 real GDP growth was weak at -2.1%. The previous estimate of first quarter real growth was -2.9%.

Spending on health care turned out to be much softer than originally estimated, accounting for more than two-thirds of the decline in the final first quarter GDP growth estimate. The first and second estimates of GDP growth were based on information from Medicaid benefits and enrollment in insurance exchanges for the Affordable Care Act, but the third estimate came from the Census Bureau's Quarterly Services Survey, which is believed to be a better estimate of actual spending.

Early rates of growth in personal consumption expenditures (PCE) for the second quarter were weak. May U.S. real consumer spending declined -0.1%, following a decline of -0.2% in April. Estimated PCE growth for the second quarter will likely fall between +1.0% and +1.5%, but the upcoming annual revision of the National Income Accounts add to the uncertainty.

The non-farm payrolls report for June, released on July 3rd, showed that a robust 288,000 jobs were created, well above the median expectation of 213,000, and June's unemployment rate dropped from 6.3% to 6.1%. The labor force participation rate, still near almost 40-year lows, was unchanged for the third month in a row, so it did not contribute to the lower unemployment rate. Revised April and May data were increased by an additional 29,000 jobs.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), rose +0.4% in May, compared with the consensus estimate of +0.2%. On a year-over-year basis, inflation has now crossed the 2% threshold. If contained, the recent inflation trend should be good for the economy, particularly if it spills over to wages. We do not expect inflation to become a problem over the near to medium term.

Despite what was an economically volatile first half of 2014, we believe the subpar economic recovery is still in place.

Fixed Income

Continued gradual reductions in the Federal Reserve's asset purchase program (QE) and weak economic growth alleviated inflation fears, causing longer-dated U.S. Treasury yields to fall modestly in the second quarter.

The Barclays Aggregate Bond Index return for the quarter was +2.0%. Corporate bonds were the best performing sector, primarily due to their longer duration and increased demand as investors continued to search for yield. Mortgage-backed securities were the next best performing sector, as declining purchases by the Federal Reserve were offset by a low level of issuance thus far this year. Asset-backed securities were the worst performing sector, primarily due to their shorter duration.

We expect the Fed's asset purchases, which have artificially held interest rates down, to end entirely late this year and cause interest rates to rise. As such, our strategies underweight U.S. Treasury bonds and overweight securities that minimize (or benefit from) the negative effects of rising rates, while emphasizing a yield advantage relative to the benchmark.

Despite the slight rise in June, tax-exempt yields ended the quarter lower across the yield curve. Lower than average bond issuance volume, combined with demand from reinvestment and modestly positive funds flows, continued to be the main driver of performance for tax-exempt bonds during the quarter. As supply of new issuance is expected to remain light, we believe that our longer-than-portfolio tax-free benchmark durations will be rewarded in the near term. Our tax-free strategy is to remain focused on securities that provide a high level of interest income. We also continue to look for security structures that provide added yield without additional credit risk.

Equities

Despite mixed news on the economy, June was primarily a "risk-on" month for stocks. Investors continue to be less risk averse, viewing the Fed's quantitative easing as a safety net for both the economy and financial markets. This low level of risk aversion has caused investors to remain focused on lower quality companies because of the perceived safety net.

Domestic equities had a strong month and quarter through June 30th. Stocks with lower quality ratings continued to lead performance in June, the quarter, year-to-date and longer periods.

The Federal Reserve's present pace of decreasing asset purchases will end by the middle of this fall. This will allow the economic recovery to progress through the maturing growth stage that favors sectors such as energy, materials, industrials and electronic technology. The Sit growth funds emphasize these sectors.

We are becoming more concerned that Europe's economic growth may be stalling, as recent economic data has been mixed. Even though the European market lags other developed markets, companies remain flush with cash and earnings estimates continue to rise. Within Europe, our exposure remains unchanged, but we are slightly reducing exposure to the UK. Our emphasis remains on companies with exposure outside Europe.

Indicators suggest that Japan's economy is finding its footing and appears to be weathering the consumption tax hike that went into effect in early April. The environment for Japanese equities has marginally improved in recent months. Although we are moderately increasing our exposure to Japanese equities, we remain significantly underweight overall, due to our continued concern about the health of the Japanese economy in the longer run.

A series of growth stabilization measures introduced in China in early April, along with improving external demand, appears to to be having a stabilizing effect on China's economic growth. Our investment strategy remains focused on high quality companies with strong sales and earnings growth, leading market positions, and strong balance sheets. Our favored sectors include: consumer stocks, banks, and commodity-related companies.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Master of Business Administration from the Harvard Graduate School of Business.

Retirement Plans and Social Security Benefits by Steve Benjamin, CEBS, CRPC

The federal government and statehouses across the country are waking up to the fact that most Americans do not have much money saved for retirement. The statistics are sobering. A recent survey found that almost 70% of workers have less than $50,000 in savings and investments; a whopping 36% said they have less than $1,000 to their name.

To boost the savings rate, President Obama introduced a new retirement account (the "myRA") which is expected to roll out later this year allowing individuals without a workplace retirement plan to save a portion of each paycheck with the federal government. States are taking action, too. At last count, 16 states are exploring ways to provide a savings option for their residents who are not covered by a company retirement plan. California, in fact, passed a law which will soon require most businesses that do not offer a retirement plan to automatically enroll their employees in the California Secure Choice Plan. Employees may opt out if they wish.

However, there's one retirement program that employees and their employers have contributed to for a long time. Social Security, which has been around for more than 75 years, is the largest item in the federal budget and last year distributed more than $800 billion in retirement benefits to 58 million Americans. While there is little doubt that Social Security will remain a critical part of many Americans' retirement plans, most people have little or no idea of how benefits are determined. A general description of how retirement benefits are calculated (using some of the Social Security Administration's lingo and acronyms) is described below.

CREDITS

To qualify for retirement benefits, most people need to earn 40 "credits" (formerly known as "quarters of coverage"). Each year, you can earn up to four credits. In 2014, you will earn one credit for every $1,200 of earnings. Therefore, if you make $4,800 this year, you will earn four credits.

AIME

All of your annual earnings from prior years are identified and adjusted for inflation. Then the highest 35 years of your adjusted earnings are added together and divided by 420 months (the number of months in 35 years) to arrive at your average indexed monthly earnings ("AIME").

PIA

The final step is to calculate your primary insurance amount ("PIA") by applying a pre-determined benefit formula to your AIME. Your AIME is divided into three earnings brackets which are multiplied by three separate factors. For example, if Jane had an AIME of $5,000, her PIA would be calculated as follows:

AIME Brackets		AIME Factors		PIA
First $816	x	90%	=	$ 734.40
$816 - $4,917	x	32%	=	$1,312.32
$4,917 - $5,000	x	15%	=	$ 12.45
				$2,059.17

Social Security will round the PIA to the next lower dime ($2,059.10).

FRA

The PIA is the amount you will receive if you apply for retirement benefits at your full retirement age ("FRA"). Your FRA is based on the year of your birth.

Birth Year	FRA
1943 - 1954	66
1955	66 & 2 months
1956	66 & 4 months
1957	66 & 6 months
1958	66 & 8 months
1959	66 & 10 months
1960 or later	67

Regardless of what your FRA is, you can start receiving benefits at age 62. If you do, however, your benefit (i.e., PIA) will be reduced for each month you start receiving benefits before your FRA. For example, if your FRA is 66 and you enroll for benefits at age 62, you would receive only 75% of your full benefit. If, however, you delay taking your benefits until after your FRA, the amount of your benefit will increase by 8% every year until you turn 70.

COLA

To ensure that your purchasing power is not eroded by inflation, an annual cost of living adjustment ("COLA") is provided. This year's COLA was 1.5%.

You can estimate what your Social Security benefits will be by going to www.ssa.gov/estimator.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
612-334-5888
800-332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Sit U.S. Government Securities Fund

As of June 30, 2014

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Bryce A. Doty, CFA, 24 years
Mark H. Book, CFA, 27 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[(1)]	12-Month Dist. Rate[(1)]
U.S. Government Securities	**0.35**	**0.64**	**0.66**	**2.56**	**3.78**	**5.83**	**2.53**	**1.27**
Barclays Interm. Gov't Index	0.91	1.53	1.96	2.83	3.91	6.04		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
U.S. Government Securities	**2.49**	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**0.98**
Barclays Interm. Gov't Index	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	1.55

PORTFOLIO SECTOR ALLOCATION (%)

CMO	49.5
FNMA Pass-Through	19.5
GNMA Pass-Through	12.2
FHLMC Pass-Through	8.8
Asset-Backed	3.6
SBA Pass-Through	1.1
Cash & Other Net Assets	5.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$629.1
Average Maturity:	19.2 Years
Effective Duration:	1.5 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of June 30, 2014

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Quality Income	**0.29**	**0.90**	**0.76**	**1.00**	**0.80**
Barclays U.S. 1-3 Gov't/Credit Index	0.33	1.14	0.81		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	YTD 2014
Quality Income	**0.58**	**1.14**
Barclays U.S. 1-3 Gov't/Credit Index	0.64	0.56

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	43.4
Corporate Bonds	23.3
Asset-Backed (non-agency)	11.8
Mortgage Pass-Through (Agy.)	7.8
Taxable Municipal	7.6
CMO (non-agency)	2.9
Cash & Other Net Assets	2.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$105.1
Average Maturity:	6.3 Years
Effective Duration:	0.5 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Michael C. Brilley, 46 years
- Bryce A. Doty, CFA, 24 years
- Mark H. Book, CFA, 27 years
- Christopher M. Rasmussen, CFA, 14 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of June 30, 2014

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Debra A. Sit, CFA, 32 years
Paul J. Jungquist, CFA, 20 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**3.90**	**8.54**	**6.89**	**7.24**	**4.02**	**5.35**
Barclays 5-Year Muni Index	1.28	4.05	3.18	4.14	4.25	5.46

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Tax-Free Income	**3.30**	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**9.43**
Barclays 5-Year Muni Index	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	2.29

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	4.08
30-Day SEC Yield	3.57

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	4.96
36.8% Tax Rate	5.65
38.8% Tax Rate	5.83
43.4% Tax Rate	6.31

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	18.6
Multi Family Mortgage	17.8
Other Revenue	13.3
Education/Student Loan	10.0
Insured	7.3
Hospital / Health Care	6.7
Closed-End Mutual Funds	5.9
General Obligation	5.7
Sectors Less Than 3.0%	10.1
Cash and Other Net Assets	4.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$155.4
Average Maturity:	16.7 Years
Duration to Estimated Avg. Life:	6.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2014

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**2.36**	**6.04**	**5.45**	**6.70**	**4.65**	**4.96**
Barclays 5-Year Muni Bond Index	1.28	4.05	3.18	4.14	4.25	4.72

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Minnesota Tax-Free Income	**4.44**	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**6.79**
Barclays 5-Year Muni Index	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	2.29

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.94
30-Day SEC Yield	3.06

Tax-Equivalent 30-Day Yields	
33.65% Tax Rate	4.61
43.03% Tax Rate	5.37
44.83% Tax Rate	5.55
48.98% Tax Rate	6.00

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.9
Single Family Mortgage	15.8
Hospital / Health Care	13.8
Education/Student Loan	10.7
Other Revenue	7.9
Utility	5.2
Municipal Lease	4.1
Insured	3.5
Sectors Less Than 2.0%	8.4
Cash and Other Net Assets	9.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$382.2
Average Maturity:	15.3 Years
Duration to Estimated Avg. Life:	4.9 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Debra A. Sit, CFA, 32 years
Paul J. Jungquist, CFA, 20 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of June 30, 2014

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Bryce A. Doty, CFA, 24 years
John M. Bernstein, 19 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**3.33**	**15.58**	**10.06**	**12.15**	**6.41**	**6.96**
S&P 500® Index	5.23	24.61	16.58	18.83	7.78	9.35
Barclays Aggregate Bond Index	2.04	4.37	3.66	4.85	4.93	5.79

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Balanced	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**9.95**	**18.36**	**4.15**
S&P 500® Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	16.00	32.39	7.14
Barclays Aggregate Bond Index	4.33	6.97	5.24	5.93	6.54	7.84	4.22	4.22	-2.02	3.93

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	1.9
Google, Inc.	1.9
Visa, Inc.	1.4
PepsiCo, Inc.	1.4
JPMorgan Chase & Co.	1.3

Bonds

Company Name	% of Net Assets
GNMA, 4.50%, 6/15/40	2.0
U.S. Treasury Strip, 2.85%, 11/15/23	1.0
GNMA, 7.29%, 11/20/34	0.7
Microsoft Corp., 5.20%, 6/1/39	0.7
U.S. Treasury Note, 2.75%, 11/15/42	0.7

PORTFOLIO ALLOCATION (%)

Stocks	65.4
Bonds	33.0
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$15.6
Number of Holdings:	191

Sit Large Cap Growth Fund

As of June 30, 2014

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**3.98**	**22.92**	**13.57**	**14.97**	**7.62**	**10.02**
Russell 1000® Growth Index	5.13	26.92	16.26	19.24	8.20	11.13

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Large Cap Growth	**9.59**	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**4.06**
Russell 1000® Growth Index	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	6.31

TOP TEN HOLDINGS

Company Name	% of Net Assets
Google, Inc.	4.2
Apple, Inc.	4.0
Microsoft Corp.	2.4
Visa, Inc.	2.3
Gilead Sciences, Inc.	2.2

Company Name	% of Net Assets
PepsiCo, Inc.	2.1
Schlumberger, Ltd.	1.9
Home Depot, Inc.	1.8
Ecolab, Inc.	1.8
priceline.com, Inc.	1.8
Total	24.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	15.0
Health Technology	13.8
Electronic Technology	12.7
Producer Manufacturing	10.8
Retail Trade	8.2
Consumer Non-Durables	6.6
Consumer Services	5.3
Health Services	4.7
Sectors Less Than 4.5%	22.1
Cash and Other Net Assets	0.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$188.6
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	105.5
Median Market Cap (Billions):	48.6
Turnover Rate:	27.3 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Ronald D. Sit, CFA, 30 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of June 30, 2014

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Robert W. Sit, CFA, 22 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**1.59**	**25.58**	**12.67**	**18.07**	**8.76**	**12.12**
Russell Midcap® Growth Index	4.37	26.04	14.54	21.16	9.83	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Mid Cap Growth	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**2.53**
Russell Midcap® Growth Index	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	6.51

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	2.1	Chipotle Mexican Grill, Inc.	1.7
Ecolab, Inc.	2.1	Macy's, Inc.	1.7
Iconix Brand Group, Inc.	2.0	Allergan, Inc.	1.7
priceline.com, Inc.	1.8	Dunkin' Brands Group, Inc.	1.7
TJX Cos., Inc.	1.7	Ameriprise Financial, Inc.	1.6
		Total	18.2

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	11.9
Health Technology	10.9
Finance	9.4
Technology Services	8.6
Retail Trade	7.2
Electronic Technology	6.8
Consumer Services	6.5
Process Industries	5.9
Sectors Less Than 5.9%	31.2
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$180.3
Number of Holdings:	98
Wtd. Avg. Market Cap (Billions):	$17.8
Median Market Cap (Billions):	$9.6
Turnover Rate:	27.7 %

Sit Small Cap Growth Fund

As of June 30, 2014

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**-0.37**	**22.56**	**11.85**	**18.84**	**9.27**	**11.15**
Russell 2000® Growth Index	1.72	24.73	14.49	20.50	9.04	8.09

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Small Cap Growth	**18.52**	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**-0.41**
Russell 2000® Growth Index	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	2.22

TOP TEN HOLDINGS

Company Name	% of Net Assets
Synaptics, Inc.	2.6
Gulfport Energy Corp.	2.3
Iconix Brand Group, Inc.	2.2
First Republic Bank/CA	2.1
Skyworks Solutions, Inc.	2.0

Company Name	% of Net Assets
Buffalo Wild Wings, Inc.	2.0
Ultimate Software Group, Inc.	2.0
Snap-On, Inc.	2.0
IDEX Corp.	1.9
Alexion Pharmaceuticals, Inc.	1.9
Total	21.1

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	13.7
Technology Services	12.6
Health Technology	11.0
Finance	8.6
Electronic Technology	8.4
Industrial Services	6.7
Consumer Services	5.2
Health Services	5.0
Sectors Less Than 5.0%	26.8
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$99.5
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$6.3
Median Market Cap (Billions):	$3.9
Turnover Rate:	33.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Robert W. Sit, CFA, 22 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of June 30, 2014

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**4.82**	**20.26**	**14.33**	**17.43**	**10.10**	**9.77**	**1.45**	**1.46**
S&P 500® Index	5.23	24.61	16.58	18.83	7.78	7.74		
Class S Shares	**4.76**	**20.02**	**14.05**	**17.13**	**--**	**8.92**	**1.21**	**1.20**
S&P 500 Index	5.23	24.61	16.58	18.83	--	7.42		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Class I Shares	**9.41**	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**6.19**
Class S Shares	**n/a**	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**6.00**
S&P 500 Index	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	7.14

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Johnson & Johnson	3.0	Honeywell International, Inc.	2.3
Chevron Corp.	2.8	PepsiCo, Inc.	2.1
Microsoft Corp.	2.5	Occidental Petroleum Corp.	2.0
Verizon Communications, Inc.	2.3	Merck & Co., Inc.	1.7
JPMorgan Chase & Co.	2.3	Procter & Gamble Co.	1.6
		Total	22.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.0
Health Technology	13.1
Producer Manufacturing	11.0
Electronic Technology	8.3
Energy Minerals	8.0
Consumer Non-Durables	6.4
Technology Services	5.1
Retail Trade	4.9
Sectors Less Than 4.0%	27.4
Cash and Other Net Assets	0.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$1,017.1
S Share Assets (Millions):	$103.4
Number of Holdings:	93
Wtd. Avg. Market Cap (Billions):	$92.5
Median Market Cap (Billions):	$37.2
Turnover Rate:	44.4 %

Sit Global Dividend Growth Fund

As of June 30, 2014

FUND PERFORMANCE (%)

	Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[(1)]	12-Month Dist. Rate[(1)]
Class I Shares	**3.60**	**16.76**	**9.85**	**13.49**	**11.22**	**1.48**	**1.48**
Class S Shares	**3.53**	**16.49**	**9.59**	**13.19**	**10.95**	**1.23**	**1.23**
MSCI World Index	4.86	24.05	11.81	14.99	9.35		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	YTD 2014
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**3.87**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**3.73**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	6.18

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.2
Health Technology	12.1
Producer Manufacturing	11.2
Consumer Non-Durables	8.7
Energy Minerals	7.0
Retail Trade	6.9
Electronic Technology	5.7
Commercial Services	4.8
Sectors Less Than 4.8%	24.0
Cash and Other Net Assets	1.4

PORTFOLIO COUNTRY ALLOCATION (%)

United States	55.0
United Kingdom	9.4
Switzerland	7.4
France	4.1
Ireland	3.7
Spain	3.2
Germany	3.0
Italy	2.6
7 Countries Less Than 2.6%	10.2
Cash and Other Assets	1.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
Johnson & Johnson	2.4
Chevron Corp.	2.4
SGS SA	2.3
Diageo, PLC, ADR	2.1
GlaxoSmithKline, PLC, ADR	2.1
Schlumberger, Ltd.	2.0
Adecco SA	1.9
Seven & I Holdings Co., Ltd.	1.8
Nestle SA	1.8
JPMorgan Chase & Co.	1.8
Total	11.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$21.5
S Share Assets (Millions):	$3.3
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$97.0
Median Market Cap (Billions):	$65.7
Turnover Rate:	48.7 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 24 years
- Kent L. Johnson, CFA, 25 years
- Raymond E. Sit, 21 years
- Michael J. Stellmacher, CFA, 23 years
- Tasha M. Murdoff, 18 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of June 30, 2014

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Tasha M. Murdoff, 18 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**2.47**	**17.06**	**6.35**	**11.25**	**5.62**	**4.43**
MSCI EAFE Growth Index	3.45	20.33	7.68	12.22	7.09	4.57

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
International Growth	**14.67**	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**1.81**
MSCI EAFE Growth Index	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55	3.56

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.0
Health Technology	13.9
Producer Manufacturing	12.9
Consumer Non-Durables	10.5
Process Industries	6.8
Electronic Technology	6.7
Consumer Durables	6.1
Commercial Services	5.9
Sectors Less Than 5.0%	19.6
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	18.5
Switzerland	15.2
Japan	9.5
Germany	9.4
France	9.1
Netherlands	6.1
China/Hong Kong	4.9
Spain	4.9
10 Countries Less Than 4.9%	20.8
Cash and Other Assets	1.6

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Nestle SA	3.0
Diageo, PLC, ADR	2.7
British American Tobacco, PLC	2.4
SGS SA	2.3
BHP Billiton, Ltd.	2.3
Adecco SA	2.3
Schlumberger, Ltd.	2.2
Covidien, PLC	2.2
Allianz SE	2.2
Inditex SA	2.0
Total	23.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.1
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$65.2
Median Market Cap (Billions):	$37.9
Turnover Rate:	46.9 %

Sit Developing Markets Growth Fund

As of June 30, 2014

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**3.86**	**12.79**	**-1.78**	**7.10**	**9.58**	**4.69**
MSCI Emerging Markets Index	5.64	11.75	-2.86	6.66	9.29	4.00

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Developing Markets Growth	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**2.04**
MSCI Emerging Markets Index	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	4.80

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.8
Electronic Technology	10.3
Consumer Non-Durables	9.8
Producer Manufacturing	9.6
Energy Minerals	9.2
Consumer Services	7.9
Non-Energy Minerals	6.6
Technology Services	5.8
Sectors Less Than 5.5%	22.2
Cash and Other Net Assets	1.8

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	26.3
Brazil	19.3
South Korea	13.9
South Africa	9.4
Taiwan	5.4
India	4.6
Australia	3.3
Thailand	2.9
9 Countries Less Than 2.9%	13.1
Cash and Other Assets	1.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	4.9
Tencent Holdings, Ltd.	4.6
Shinhan Financial Group Co., Ltd.	4.1
Naspers, Ltd.	3.7
Ambev SA, ADR	3.5
Embraer SA, ADR	3.5
CNOOC, Ltd., ADR	2.9
Banco Bradesco SA	2.7
Taiwan Semiconductor Co.	2.6
Hengan International Group Co., Ltd.	2.6
Total	35.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.8
Number of Holdings:	54
Wtd. Avg. Market Cap (Billions):	$38.1
Median Market Cap (Billions):	$19.1
Turnover Rate:	21.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Raymond E. Sit, 21 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,
Uncertainty Ahead for Markets? • Investment Outlook and Strategy Summary • Retirement Plans and Social Security Benefits • Second Quarter Fund Data • Annual Shareholder Luncheon

Sit Mutual Funds 2014 Annual Shareholder Luncheon

The 2014 annual shareholder luncheon is Monday, October 27th at the Edina Country Club. The program will begin with lunch at 11:30 AM, followed by presentations. Economist Dr. Sidney Jones will speak about the economy and Congressman William Frenzel will discuss poltical issues. Sit Investment Associates Chairman and Chief Global Investment Officer Roger Sit will speak about the firm's investment strategy and outlook. Fixed Income President Mike Brilley will discuss the Sit bond funds. Portfolio Managers Kent Johnson and Debbie Sit will join the program speakers to answer guests' questions.

All shareholders are welcome to attend the luncheon. Shareholders residing in the Minnesota, Wisconsin, North Dakota, South Dakota and Iowa who invest directly with Sit Mutual Funds will be mailed invitations in late September. If you reside outside these states, please call our meetings reservation number 612-359-2606 or email us at meetings@sitinvest.com to let us know that you plan to attend. We will begin reserving your spots on September 22nd. Deadline for reservations is October 17th.

We look forward to seeing you on October 27th.